

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

John Riccitiello
Chief Executive Officer
Unity Software Inc.
30 3rd Street
San Francisco, CA 94103

      Re: Unity Software Inc.
           Draft Registration Statement on Form S-1
           Submitted May 20, 2020
           CIK No. 0001810806

Dear Mr. Riccitiello:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Risk Factors Summary, page 9

1.   Please disclose the percentage that will be owned by your executive officers, directors and principal stockholders. Further, discuss the risk that your executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery...,
page 60

2.   You state that your amended and restated certificate of incorporation provides that the
       federal district courts of the United States of America will be the exclusive forum for
       resolving any complaint asserting a cause of action arising under the Securities Act.
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts
       over all suits brought to enforce any duty or liability created by the Securities Act or the
       rules and regulations thereunder. Please revise to state that there is uncertainty as to
       whether a court would enforce such provision.

Market, Industry and Other Data
User Metrics, page 63

3.   Please revise to clarify whether your 1.5 million monthly active creators and over two
       billion monthly active end-users include both paying and non-paying customers and end-
       users. Explain whether you consider monthly active creators and monthly active end-
       users to be key business metrics that you use to manage the business. Tell us your
       consideration of providing comparative information for each period presented. We refer
       you to Section III.B of SEC Release 33-8350.

Selected Consolidated Financial and Other Data
Key Metrics, page 73

4.   We note that you track your performance by measuring your dollar-based net expansion
       rate, which compares your Create and Operate Solutions revenue from the same set of
       customers across comparable periods, calculated on a trailing 12-month basis. Please tell
       us your consideration of disclosing the dollar-based net expansion rate separately for your
       Create and Operate Solutions or separately discussing the effects of monetization on this
       rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76

5.   Please discuss whether the growth in new customers in 2019 was primarily attributable to
       Create Solutions or Operate Solutions and whether this has been consistent with historical
       trends.

Results of Operations, page 89

6.   Please revise your disclosures to provide a quantitative and qualitative analysis of how
       your Operate Solutions revenues are impacted each period by the total number of
       advertising impressions or installations and the average cost per impression or
       installation. This appears to be important and material information necessary to

understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Sections III.D of Sec Release 33-6835.

7.   We note from your disclosures that the majority of your Operate Solutions monetization revenue is currently generated from advertising under a revenue-share model, and the remainder of your Operate Solutions revenue is generated from cloud-based solutions as well as enterprise hosting ("Hosting Services") primarily under a usage-based model and to a lesser extent a fixed fee model. Since you indicate that advertising revenues and Hosing Services are the two primary ways in which you generate revenue under your Operate Solutions, it appears that those components should be described by their respective revenue contribution in order to understand your operating results and related trends. We refer you to 303(a)(3) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

Liquidity and Capital Resources, page 93

8.   Please clarify your disclosures that indicate since inception, you have financed your operations primarily through cash flow from operations. In this respect, we note that since your inception, you have generated losses from your operations as reflected in your accumulated deficit of $515.2 million as of December 31, 2019 and negative cash flows from operating activities.

9.   Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your day's sales outstanding at each balance sheet date and the impact it has on your cash flows. Address the payment terms typically stipulated in both your Create Solution and Operate Solution contacts. Discuss the underlying reasons for instances of slow payment and receivables that remain outstanding for lengthy periods. In addition, revise to describe the payment terms associated with your publisher payable and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 96

10.   Please tell us your consideration of including critical accounting policies to discuss the estimates and assumptions associated with goodwill and intangible assets. We refer you to Section V of SEC Release No. 33-8350.

Business, page 101

11.   We note your disclosure on page 23 that you are reliant on your third-party service providers for critical services to deliver your products. Please revise to provide a discussion of the material the terms of your agreements with your third party service providers.

Consolidated Financial Statements
Consolidated Statement of Operations and Comprehensive Loss, page F-4

12.   We note that you present gross profit on the face of your consolidated statements of operations. However, it is not clear whether you include depreciation and amortization in cost of revenue. Please revise your disclosures to indicate the line items to which you have allocated depreciation and amortization expense. Confirm that your presentation complies with the guidance in Codification of Staff Accounting Bulletins (SAB) Topic 11B.

Notes to the Consolidated Financial Statement
Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7

13.   Please revise your disclosures to clarify the nature and terms of your publisher payable. Explain how the expenses associated with your publisher payable are presented in your consolidated statements of operations. Consider adding disclosure to the Liquidity and Capital Resources section of the filing to address whether you have the ability to extend payment. If so, indicate the importance in your ability to manage your liquidity needs and describe any uncertainty in this practice.

Revenue Recognition, page F-7

14.   We note from your disclosures on page 114 that your monetization products generate revenue for your customers by providing micro-transaction capabilities that enable revenue through in-app purchases, or IAP. Please revise to clarify whether you retain a share of the revenue generated through IAP.

15.   You disclose that when Strategic Partnerships contain non-monetary consideration, you measure and record the transaction price at the estimated fair value of the non-cash consideration received from the customer. Please explain the nature of the non-monetary consideration in your Strategic Partnerships. Tell us how you determine the estimated fair value of the non-cash consideration received from the customer.

Note 4. Acquisitions, page F-19

16.   Please revise your disclosures to include a qualitative description of the factors that make up the goodwill recognized for the Vivox, deltaDNA and Artomatix acquisitions. We refer you to ASC 805-30-50-1.

General

17.   We note your disclosure that you commissioned a report by a third party strategy consulting firm, Altman Vilandrie & Company, in 2020. Please file a consent by Altman Vilandrie & Company as an exhibit to your registration statement pursuant to Rule 436 of the Securities Act.

18.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonie Ing Kondracki